UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                       Whitelight Technologies, Inc.
                             (Name of Issuer)


                       Common Stock, par value $.001
                      (Title of Class of Securities)


                                965355 10 0
                              (CUSIP Number)


                              Alan Knitowski
                         170 Newport Center Drive
                                 Suite 220
                         Newport Beach, CA   92660
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               May 12, 2004
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

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

CUSIP No. 965355 10 0

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alan Knitowski

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  _____
     (b)    X

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power         -0-
     8.   Shared Voting Power       500,000(1)
     9.   Sole Dispositive Power    -0-
     10.  Shared Dispositive Power  500,000(1)
          (1) These shares are held in a family trust of which Mr. Knitowski and his wife, Kelly, are trustees.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     500,000 shares  The Issuer has approved a 1:2 reverse stock split that will be effective in approximately 30 days. The shares designated reflect post-split shares.

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     13.2% The Issuer has approved a 1:2 reverse stock split that will be effective in approximately 30 days. The percentage designated reflects the post-split percentage.

14.  Type of Reporting Person (See Instructions)

     IN

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

CUSIP No. 965355 10 0

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Knitowski Family Trust UDT dated 8/3/00

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  _____
     (b)    X

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         California

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power         -0-
     8.   Shared Voting Power       500,000(1)
     9.   Sole Dispositive Power    -0-
     10.  Shared Dispositive Power  500,000(1)
          (1) These shares are held in a family trust of which Alan Knitowski and his wife, Kelly, are trustees.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     500,000 shares  The Issuer has approved a 1:2 reverse stock split that will be effective in approximately 30 days. The shares designated reflect post-split shares.

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     13.2% The Issuer has approved a 1:2 reverse stock split that will be effective in approximately 30 days. The percentage designated reflects the post-split percentage.

14.  Type of Reporting Person (See Instructions)

     OO

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Item 1.   Security and Issuer

     Common Stock, par value $.001
     Whitelight Technologies, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 210
     Newport Beach, CA   92660

Item 2.   Identity and Background

     (a)  Alan Knitowski
     (b)  170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (c)  Business Consultant for Caneum, Inc.
          170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

     (a)  The Knitowski Family Trust UDT dated 8/3/00
     (b)  170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (c)  Not Applicable
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  California


Item 3.   Source and Amount of Funds or Other Consideration

     The shares of common stock were issued as a bonus to Mr. Knitowski for becoming a director. The shares were subsequently issued in the name of the family trust.

Item 4.   Purpose of Transaction

     The shares of common stock were acquired as an investment in the Issuer by Mr. Knitowski. The Reporting Persons have no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

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

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;
     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

     (a) Together the Reporting Persons benefically own a total of 500,000 shares representing 13.2%. The Issuer has approved a 1:2 reverse stock split that will be effective in approximately 30 days. The percentage designated reflects the post-split percentage.
     (b) Mr. Knitowski and the trust share voting and dispositive power over 500,000 shares.
     (c) Other than the original issuance of securities as a bonus, there have been no other transactions during the past sixty days.
     (d) Mr. Knitowski's wife, Kelly D. Knitowski, is also a trustee of the family trust.
     (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7.   Material to Be Filed as Exhibits

     None


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

                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 24, 2004                     Date:  May 24, 2004

/s/ Alan Knitowski                      /s/ Alan Knitowski
Alan Knitowski                          Alan Knitowski/Trustee
                                        The Knitowski Family Trust
                                        UDT dated 8/3/00

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)





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